Exhibit 99.3
Supplemental Material for Financial Results for FY2010 Third Quarter (Unconsolidated)
< Japan GAAP >

	FY2009						FY2010				FY2010

											Forecast
	1Q	2Q	3Q	9 months	4Q	12 months	1Q	2Q	3Q	9 months	12 months
	(2008/4-6)	(2008/7-9)	(2008/10-12)	(2008/4-12)	(2009/1-3)	('08/4-'09/3)	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2009/4-12)	('09/4-'10/3)
Domestic vehicle production (thousands of units)	1,027	980	874	2,881	512	3,393	589	770	921	2,280	3,190
Overseas vehicle production (thousands of units)	1,164	998	895	3,057	653	3,710	785	996	1,144	2,925	4,070
Vehicle Sales (thousands of units)	1,033	992	915	2,940	539	3,479	587	770	931	2,288	3,200
Domestic	368	354	322	1,044	296	1,340	280	353	454	1,087	1,580
Exports	665	638	593	1,896	243	2,139	307	417	477	1,201	1,620
North America	310	273	268	851	77	928	131	182	206	519	670
Europe	117	108	80	305	46	351	58	68	60	186	250
Asia	48	44	32	124	17	141	31	34	46	111	160
Central and South America	26	25	22	73	6	79	5	12	16	33	50
Oceania	51	44	38	133	27	160	34	40	43	117	160
Africa	35	32	41	108	17	125	10	16	19	45	70
Middle East	76	110	110	296	51	347	36	64	86	186	260
Other	2	2	2	6	2	8	2	1	1	4	―
Housing Sales (units)	771	1,278	1,342	3,391	944	4,335	673	982	1,205	2,860	4,300
Net Revenues (billions of yen)	2,890.5	2,758.7	2,292.2	7,941.4	1,337.0	9,278.4	1,628.7	2,027.9	2,439.9	6,096.5	8,500.0
Domestic	859.9	816.6	740.6	2,417.1	642.7	3,059.8	658.4	776.1	989.7	2,424.2	―
Exports	2,030.6	1,942.1	1,551.6	5,524.3	694.2	6,218.5	970.3	1,251.7	1,450.3	3,672.3	―
Operating Income (billions of yen)	173.5	79.0	-149.2	103.3	-291.2	-187.9	-181.8	-83.9	-20.2	-285.9	-360.0
(Operating Income Ratio) (%)	(6.0)	(2.9)	(-6.5)	(1.3)	(-21.8)	(-2.0)	(-11.2)	(-4.1)	(-0.8)	(-4.7)	(-4.2)
Ordinary Income (billions of yen)	401.4	193.8	-83.4	511.8	-329.3	182.5	12.4	-58.7	23.1	-23.2	-110.0
(Ordinary Income Ratio) (%)	(13.9)	(7.0)	(-3.6)	(6.4)	(-24.6)	(2.0)	(0.8)	(-2.9)	(0.9)	(-0.4)	(-1.3)
Net Income (billions of yen)	321.1	151.1	-6.4	465.8	-409.2	56.6	5.9	-24.7	24.7	5.9	-10.0
(Net Income Ratio) (%)	(11.1)	(5.5)	(-0.3)	(5.9)	(-30.6)	(0.6)	(0.4)	(-1.2)	(1.0)	(0.1)	(-0.1)
R&D Expenses (billions of yen)	199.6	208.8	182.0	590.4	179.4	769.8	176.0	164.7	161.3	502.0	640.0
Depreciation Expenses (billions of yen)	68.8	76.8	79.6	225.2	89.7	314.9	70.0	74.0	74.9	218.9	310.0
Capital Expenditures (billions of yen)	64.5	92.6	93.3	250.4	118.7	369.1	29.9	23.0	34.3	87.2	170.0

Analysis of Unconsolidated Net Income for FY2010 (billions of yen, approximately)	3Q (2009/10-12)	9 months (2009/4-12)
Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Effects of Sales Volume and Mix	10.0	-570.0
Effects of Changes in Exchange Rates	-30.0	-310.0
Cost Reduction Efforts	110.0	280.0
From Engineering	100.0	260.0
From Manufacturing and Logistics	10.0	20.0
Reduction in Fixed Costs	40.0	210.0
Other	-1.0	0.8
(Changes in Operating Income)	129.0	-389.2
Non-operating Income	-22.5	-145.8
Income Taxes , etc	-75.4	75.1
(Changes in Net Income)	31.1	-459.9

(Note 1)
Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	“Net income attributable to Toyota Motor Corporation”, equivalent to “Net Income” up to FY2009
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5)	Excludes financial subsidiaries

Supplemental 4